UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
Amendment No. 1 to Form 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OPNEXT, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State of Incorporation or Organization)	22-3761205 (IRS Employer Identification No.)

46429 Landing Parkway, Fremont, California (Address of Principal Executive Offices)	94538 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which
to be so Registered	each class is to be registered

Preferred Stock Purchase Rights	NASDAQ Global Select Market
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates: Not applicable
Securities to be registered pursuant to Section 12(g) of the Act: None
Preferred Stock Purchase Rights

(Title of Class)

EXPLANATORY NOTE
     This Amendment No. 1 to Form 8-A (this “Amendment”) amends the Form 8-A, originally filed on June 22, 2009 (File Number 000-53706) (the “Original Form 8-A”). The purpose of this Amendment is to (i) revise the facing page to properly reflect the registration of Opnext, Inc.’s Preferred Stock Purchase Rights under Section 12(b) of the Exchange Act and (ii) delete references in the Original Form 8-A that were unrelated to rights, preferences and privileges of the Rights.
ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED.
     On June 18, 2009, Opnext, Inc. (the “Company”) entered into a rights agreement (the “Rights Agreement”) with American Stock Transfer and Trust Company, LLC (the “Rights Agent”).
     In connection with the Rights Agreement, the Board of Directors of the Company declared a dividend of one preferred share purchase right (the “Rights”) for each outstanding share of common stock, par value $0.01 per share (the “Common Stock”), of the Company outstanding at the close of business on June 22, 2009 (the “Record Date”). Each Right will entitle the registered holder thereof, after the Rights become exercisable and until June 22, 2012 (or the earlier redemption, exchange or termination of the Rights), to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), at a price of $17.00 per one one-hundredth of a share of Preferred Stock, subject to certain antidilution adjustments (the “Purchase Price”). Until the earlier to occur of (i) the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 4.99% or more of the Common Stock (an “Acquiring Person”) or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 4.99% or more of the Common Stock (the earlier of (i) and (ii) being called the “Distribution Date”), the Rights will be evidenced, with respect to any Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates (or, with respect to any shares of Common Stock held in book entry form, by the notation in book entry). The Rights Agreement provides that any person who, immediately prior to the first public announcement of the adoption of the Agreement, beneficially owned 4.99% or more of the Common Stock then outstanding, together with any affiliates and associates of that person (each an “Existing Holder”), shall not be deemed to be an “Acquiring Person” for purposes of the Rights Agreement unless the Existing Holder becomes the beneficial owner of (x) a percentage of the Common Stock of the Company then outstanding that is more than the aggregate percentage of the outstanding Common Stock that such Existing Holder beneficially owned as of the date immediately prior to the first public announcement of the adoption of the Rights Agreement or (y) less than 4.99% of the Common Stock of the Company then outstanding (after which, if the Existing Holder becomes the beneficial owner of 4.99% or more of the Common Stock of the Company then outstanding, the Existing Holder shall be deemed to be an “Acquiring Person”).
     The Rights will be transferred only with the Common Stock until the Distribution Date or earlier redemption or expiration of the Rights. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. Prior to their exercise, the Rights do not give their holders any rights as a stockholder of the Company, including dividend, voting or liquidation rights.

     Each share of Preferred Stock purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment equal to the greater of (a) $1.00 per share or (b) 100 times the dividend, if any, declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a preferential liquidation payment equal to $100 per share plus any accrued but unpaid dividends, provided that the holders of the Preferred Stock shall be entitled to 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes and will vote together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which the Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The Preferred Stock will not be redeemable. The Rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of one one-hundredth of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.
     In the event that a person becomes an Acquiring Person or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the shares of Common Stock were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the then current Purchase Price of one Right. In the event that, after a person has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company that at the time of such transaction would have a market value of two times the then current Purchase Price of one Right.
     At any time after a person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the then outstanding Common Stock, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person or affiliates or associates thereof which have become void) for shares of Common Stock on a 1:1 basis or for shares or fractional shares of series of preferred stock of the Company or other property of equivalent value.
     The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”) by the Board of Directors at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
     The Rights will expire on June 22, 2012 or earlier, upon the closing of a merger or acquisition transaction that is approved by the Board of Directors prior to the time at which a person or group acquires 4.99% or more of the Common Stock or announces a tender offer for 4.99% or more of the Common Stock, or if the Board of Directors determines that the Company’s net operating losses and certain other tax attributes have been fully utilized or are no longer available under Section 382 of the Internal Revenue Code of 1986, as amended.
     The Purchase Price payable, and the number of one one-hundredths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidence of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in shares of Preferred Stock (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).
     Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Company may amend or supplement the Rights Agreement in any manner that does not adversely affect the interests of the holders of the Rights.
     One Right will be distributed to stockholders of the Company for each share of Common Stock owned of record by them on June 22, 2009. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have attached Rights. The Company has agreed that, from and after the Distribution Date, the Company will reserve 1,000,000 shares of Preferred Stock initially for issuance upon exercise of the Rights.

     The Rights Agreement specifying the terms of the Rights is incorporated herein by reference as an exhibit to this registration statement. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement.

ITEM 2. EXHIBITS
Rights Agreement, dated as of June 18, 2009, between Opnext, Inc. and American Stock Transfer & Trust Company, which includes the form of Certificate of Designations of the Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C (incorporated by reference to Exhibit 4.1 of Opnext, Inc.’s Current Report on Form 8-K dated June 22, 2009).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned hereunto duly authorized.

OPNEXT, INC.
Date: March 22, 2010	/s/ Robert J. Nobile
Robert J. Nobile
Chief Financial Officer and Senior Vice President, Finance